

Rosanne Apodaca

As a Native American, I am passionate about preventing climate change and protecting our environment. The opportunity that I have with Persistence Data Mining, Inc. offers a significant return on Investment and I believe will help to improve much needed soil health thus resulting in healthier food and a healthier Planet. Brian Zamudio has built a great Team, and I know personally that he has the Leadership qualities to establish PDMI to be the standard in soil and plant testing. He has spent many years researching the very best way possible to make soil testing easy, accurate, faster, and precise- and is developing the technology to make this happen.

Invested $5,000 this round

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